Filed pursuant to Rule 424(b)(3)
Registration No. 333-263594

PROSPECTUS

LANDS’ END, INC.

17,117,343 shares of Common Stock

The Selling Stockholders (the “Selling Stockholders”) named herein may offer from time to time up to 17,117,343 shares of our common stock, par value $0.01 per share (“Common Stock”), in amounts, at prices and on terms to be determined at the time of sale. We will not receive any of the proceeds from the sale of the shares of Common Stock being sold by the Selling Stockholders, but we have agreed to pay certain registration expenses. In particular, the Selling Stockholders have agreed to bear their own fees, costs and expenses incurred in connection with the registration of any shares of Common Stock. Pursuant to an expense reimbursement letter, the Selling Stockholders have agreed to equally share the fees, costs and expenses incurred by the Company, subject to a $25,000 deductible, in connection with the registration of any shares of Common Stock. See “Use of Proceeds” herein.

We have, further to a request from the Selling Stockholders, registered the offering and resale of the shares of Common Stock to allow the Selling Stockholders to sell these shares of Common Stock without restriction in the open market or otherwise, but the registration of the shares of Common Stock does not necessarily mean that the Selling Stockholders will offer or sell their shares of Common Stock. See “Selling Stockholders” herein.

The Selling Stockholders may sell the shares of Common Stock offered hereby directly to purchasers or through underwriters, dealers, brokers or agents designated from time to time. Sales of shares of Common Stock in particular offerings may be made on the NASDAQ Stock Market LLC (“NASDAQ”) or in the over-the-counter market or otherwise at prices and on terms then prevailing, at prices related to the then current market price, at fixed prices (which may be changed) or in negotiated transactions. To the extent required for any offering, a supplement to this prospectus (a “prospectus supplement”) will set forth the number of shares of Common Stock then being offered, the initial offering price, the names of any underwriters, dealers, brokers or agents and the applicable sales commission or discount. Any such prospectus supplement will also contain a discussion of the material United States Federal income tax considerations relating to the Common Stock to the extent required and not contained herein. See “Plan of Distribution” herein.

Our Common Stock is traded on the NASDAQ under the symbol “LE.” On March 16, 2022 the last reported sale price of our Common Stock on the NASDAQ was $15.74 per share.

Investing in our Common Stock involves risks. You should carefully read and consider “Risk Factors” beginning on page 5 of this prospectus, in any applicable prospectus supplement, in our most recent Annual Report on Form 10-K, any additional information set forth in our subsequent Quarterly Reports on Form 10-Q and in other reports we file with the Securities and Exchange Commission (“SEC”) from time to time.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or any applicable prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 5, 2022

You should rely only on the information contained in this prospectus or any applicable prospectus supplement or incorporated by reference in these documents. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus or any applicable prospectus supplement. If anyone provides you with different, inconsistent or unauthorized information or representations, you must not rely on them. This prospectus and any applicable prospectus supplement are an offer to sell only the securities offered by these documents, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any applicable prospectus supplement is current only as of the date on the front of those documents.

You should read carefully the entire prospectus and any applicable prospectus supplement, as well as the documents incorporated by reference in the prospectus or any applicable prospectus supplement, before making an investment decision.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC utilizing a “shelf” registration process. Under this process, the Selling Stockholders may from time to time, in one or more offerings, sell any and all of the shares of Common Stock described in this prospectus.

A prospectus supplement may also add, update, or change the information contained or incorporated in this prospectus. Any prospectus supplement will supersede this prospectus to the extent it contains information that is different from, or that conflicts with, the information contained or incorporated in this prospectus. You should also read and consider the information contained in the documents identified under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus.

Unless otherwise expressly stated or the context otherwise requires, the “Company,” “we,” “us,” and “our” as used herein refer to Lands’ End, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with those requirements, file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC at http://www.sec.gov. Our filings with the SEC and other information concerning us are also available to the public on our website at http://investors.landsend.com; however, the information on, or accessible through, our website is not incorporated into and does not constitute a part of this prospectus, any applicable prospectus supplement or any other report or document we file with or furnish to the SEC.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, certain parts of which are omitted in accordance with the SEC’s rules and regulations. For further information about us and the securities, we refer you to the registration statement and to such exhibits and schedules. You may obtain the registration statement and its exhibits from the SEC as indicated above or from us. Please be aware that statements in this prospectus referring to a contract or other document are summaries and you should refer to the exhibits that are part of the registration statement for a copy of the contract or document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

SEC rules allow us to incorporate by reference information into this prospectus and any applicable prospectus supplement. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. We incorporate by reference into this prospectus and any applicable prospectus supplement the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

●	our Annual Report on Form 10-K for the fiscal year ended January 29, 2021, filed with the SEC on March 25, 2021;

●	the information specifically incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended on January 29, 2021 from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 31, 2021;

●	our Quarterly Reports on Form 10-Q for the quarters ended April 30, 2021, July 30, 2021, and October 29, 2021, filed with the SEC on June 2, 2021, September 2, 2021 and December 2, 2021, respectively;

●	our Current Reports on Form 8-K filed with the SEC on March 16, 2021, May 14, 2021, July 2, 2021 and August 4, 2021; and

●	the description of our Common Stock contained in Exhibit 4.6 to our Annual Report on Form 10-K for the fiscal year ended January 29, 2021, filed with the SEC on March 25, 2021, and any subsequent amendments and reports to update that description.

All documents that we file (but not those that we furnish) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus and will automatically update and supersede the information in this prospectus, and any previously filed documents. All documents that we file (but not those that we furnish) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the termination of the offering of any of the securities covered under this prospectus and any applicable prospectus supplement shall be deemed to be incorporated by reference into this prospectus and will automatically update and supersede the information in this prospectus, any applicable prospectus supplement and any previously filed documents.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

Lands’ End, Inc.

5 Lands’ End Lane

Dodgeville, Wisconsin

Attention: Law Department

Telephone: (608) 935-4041

You may also obtain copies of these filings, at no cost, by accessing our website at http://investors.landsend.com; however, the information on, or accessible through, our website is not incorporated into and does not constitute a part of this prospectus, any applicable prospectus supplement or any other report or document we file with or furnish to the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement and the documents we incorporate by reference each contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements reflect our current views with respect to, among other things, future events and performance. These statements may discuss, among other things, our net sales, gross margin, operating expenses, operating income, net income, adjusted EBITDA, cash flow, financial condition, financings, impairments, expenditures, growth, strategies, plans, achievements, dividends, capital structure, organizational structure, future store openings, market opportunities and general market and industry conditions. We generally identify forward-looking statements by words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “will,” “should,” “can have,” “likely,” “targeting” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement.

These risks and uncertainties include those risks, uncertainties and factors discussed in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended January 29, 2021. Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable securities laws and regulations.

RISK FACTORS

Investing in our securities involves risks. Before purchasing the securities offered by this prospectus you should carefully consider the risks, uncertainties and additional information (i) set forth in our most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and in documents that we file with the SEC after the date of this prospectus and which are deemed incorporated by reference in this prospectus, and (ii) contained or incorporated by reference in any applicable prospectus supplement. For a description of these reports and documents, and for information about where you can find them, see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.” The risks and uncertainties we discuss in this prospectus and in the documents incorporated by reference in this prospectus are those that we currently believe may materially affect us. Additional risks not presently known or that are currently deemed immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects.

THE COMPANY

As used in this prospectus and any applicable prospectus supplement, references to the "Company," "Lands' End", "we", "us", "our" and similar terms refer to Lands' End, Inc. and its subsidiaries. “Company Operated stores” refers to Lands’ End retail stores in the Retail channel.

Lands' End, Inc. is a leading uni-channel retailer of casual clothing, accessories, footwear and home products. Operating out of America’s heartland, we believe our vision and values make a strong connection with our core customers. We offer products online at www.landsend.com, on third party online marketplaces and through our own Company Operated store.

Lands' End was founded in 1963 by Gary Comer and his partners to sell sailboat hardware and equipment by catalog. While our product focus has shifted significantly over the years, we have continued to adhere to our founder's motto as one of our guiding principles: “Take care of the customer, take care of the employee and the rest will take care of itself.”

Lands’ End seeks to provide a common customer experience regardless of whether they are interacting with us on our company websites, third-party marketplaces, at Company Operated stores or other distribution channels.

We have one external reportable segment and identify our operating segments according to how our business activities are managed and evaluated. Our operating segments consist of: U.S. eCommerce, Lands’ End Outfitters, Europe eCommerce, Japan eCommerce, Third Party, and Retail. We have determined that each of our operating segments share similar economic and other qualitative characteristics, and therefore, the results of our operating segments are aggregated into one external reportable segment.

Our Common Stock is traded on NASDAQ under the symbol “LE.”

Our principal executive offices are located at 1 Lands' End Lane, Dodgeville, Wisconsin 53595. Our telephone number is (608) 935-9341. We maintain a website at www.landsend.com; however, the information on, or accessible through, our website is not incorporated into and does not constitute a part of this prospectus, any applicable prospectus supplement or any other report or document we file with or furnish to the SEC.

USE OF PROCEEDS

The Selling Stockholders will receive all of the proceeds from the sale of shares of Common Stock covered by this prospectus. We will not receive any proceeds from any sale of shares of Common Stock covered by this prospectus by the Selling Stockholders.

The Selling Stockholders will pay any underwriting discounts or commissions, their out-of-pocket expenses (including fees and expenses of their brokers) and transfer taxes they incur in disposing of the shares of Common Stock. The Selling Stockholders have agreed to bear their own fees, costs and expenses incurred in connection with the registration of any shares of Common Stock. Pursuant to an expense reimbursement letter, the Selling Stockholders have agreed to equally share the fees, costs and expenses incurred by the Company, subject to a $25,000 deductible, in connection with the registration of any shares of Common Stock.

SELLING STOCKHOLDERS

This prospectus relates to the possible resale by certain of our stockholders, who we refer to in this prospectus as the “Selling Stockholders,” from time to time of up to an aggregate of 17,117,343 shares of Common Stock beneficially owned by them as of March 16, 2022. We have, further to a request from the Selling Stockholders registered the resale of the shares of Common Stock to allow the Selling Stockholders to sell these shares of Common Stock without restriction in the open market or otherwise, but the registration of the shares of Common Stock does not necessarily mean that the Selling Stockholders will offer or sell their shares of Common Stock. The Selling Stockholders will pay any underwriting discounts or commissions, their out-of-pocket expenses (including fees and expenses of their brokers) and transfer taxes they incur in disposing of the shares of Common Stock. The Selling Stockholders have agreed to bear their own fees, costs and expenses incurred in connection with the registration of any shares of Common Stock. Pursuant to an expense reimbursement letter, the Selling Stockholders have agreed to equally share the fees, costs and expenses incurred by the Company, subject to a $25,000 deductible, in connection with the registration of any shares of Common Stock.

Since the Selling Stockholders may sell all, some or none of their shares Common Stock, the table assumes that the Selling Stockholders are offering, and will sell, all of the shares of Common Stock to which this prospectus relates.

The Selling Stockholders and their pledgees, donees, transferees or other successors in interest may sell the shares of Common Stock offered hereby directly to purchasers or through underwriters, dealers, brokers or agents designated from time to time. Sales of shares of Common Stock in particular offerings may be made on the NASDAQ or in the over-the-counter market or otherwise at prices and on terms then prevailing, at prices related to the then current market price, at fixed prices (which may be changed) or in negotiated transactions. To the extent required for any offering, a prospectus supplement will set forth the number of shares of Common Stock then being offered, the initial offering price, the names of any underwriters, dealers, brokers or agents and the applicable sales commission or discount. See “Plan of Distribution” below for more information.

Name of Selling Stockholders(1)	Number of Shares of Common Stock Beneficially Owned		Number of Shares of Common Stock Offered	Number of Shares of Common Stock Beneficially Owned, Assuming the Sale of all Common Stock Offered		Percentage of Outstanding Common Stock Beneficially Owned, Assuming the Sale of all Shares of Common Stock Offered
The Nicholas Floyd Lampert 2015 Trust(2)	3,791		3,791	0		*
The Nina Rose Lampert 2015 Trust(2)	3,791		3,791	0		*
Edward S. Lampert	17,121,236	(3)(4)	17,109,761	3,893	(4)	*
Total	17,121,236		17,117,343	3,893		*

*	less than 1%

(1)	The information provided in this section has been provided to us by the Selling Stockholders.

(2)	Mr. Edward S. Lampert has sole voting power and sole dispositive power over the shares of Common Stock held by The Nicholas Floyd Lampert 2015 Trust and The Nina Rose Lampert 2015 Trust.

(3)	Includes 3,791 shares of Common Stock held by The Nicholas Floyd Lampert 2015 Trust and 3,791 shares of Common Stock held by The Nina Rose Lampert 2015 Trust.

(4)	Includes 3,893 shares of Common Stock held in separate accounts controlled by ESL Partners, L.P. (“Partners”) that were established on behalf of and for the benefit of certain limited partners that elected in 2018 to redeem all or a portion of their interest in Partners (the “Redeeming Limited Partners”) for the purpose of satisfying the relevant Redeeming Limited Partners’ share of any contingent liabilities of or claims against Partners pursuant to the limited partnership agreement of Partners. RBS Partners, L.P. is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners. ESL Investments, Inc. (“Investments”) is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. Mr. Edward S. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, Investments.

PLAN OF DISTRIBUTION

The Selling Stockholders and their pledgees, donees, transferees or other successors in interest may offer and sell, from time to time, some or all of the Common Stock covered by this prospectus. We have registered the shares of Common Stock covered by this prospectus for offer and sale by the Selling Stockholders so that those shares of Common Stock may be freely sold to the public by them. Registration of the shares of Common Stock covered by this prospectus does not mean, however, that those shares of Common Stock necessarily will be offered or sold.

The Selling Stockholders and their distributes, pledgees, donees, transferees or other successors in interest may sell the shares of Common Stock covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

●	in privately negotiated transactions;

●	through broker-dealers, who may act as agents or principals;

●	in a block trade in which a broker-dealer will attempt to sell a block of common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	through one or more underwriters on a firm commitment or best-efforts basis;

●	directly to one or more purchasers;

●	through agents; or

●	in any combination of the above.

In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

●	purchases of the shares of Common Stock by a broker-dealer as principal and resales of the shares of Common Stock by the broker-dealer for its account under this prospectus;

●	ordinary brokerage transactions; or

●	transactions in which the broker-dealer solicits purchasers.

At any time a particular offer of the shares of Common Stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will state the aggregate amount of Common Stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Any prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of Common Stock covered by this prospectus.

In connection with the sale of the shares of Common Stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of common shares for whom they may act as agent. Underwriters may sell to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and commissions from the purchasers for whom they may act as agent.

The Common Stock is traded on the NASDAQ under the symbol “LE.”

Any underwriters, broker-dealers or agents participating in the distribution of the shares of Common Stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act.

Some of the shares of Common Stock covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act rather than under this prospectus.

DESCRIPTION OF SECURITIES

Lands’ End, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Stock.

Authorized Shares of Capital Stock

Our authorized capital stock consists of 480,000,000 shares of common stock, $0.01 par value per share (“Common Stock”).  As of March 14, there were 32,986,204 shares of Common Stock outstanding. The outstanding shares of our Common Stock are fully paid and nonassessable.

Listing

Our common stock is listed and principally traded on NASDAQ under the symbol “LE.”

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

The holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Lands’ End Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Holders of Common Stock may act by unanimous written consent.

Transfer Agent and Registrar

Computershare Investor Services is the transfer agent and registrar for our common stock.

LEGAL MATTERS

Certain legal matters regarding the validity of the Common Stock offered hereby have been passed upon for us by Wachtell, Lipton, Rosen & Katz.

EXPERTS

The financial statements of Lands’ End, Inc. incorporated by reference in this Prospectus, and the effectiveness of Lands’ End, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the reports of such firm, given their authority as experts in accounting and auditing.

LANDS' END, INC.

17,117,343 shares of Common Stock

PROSPECTUS

April 5, 2022